Exhibit 99.8

Pre-Meeting Announcement

Dear Employees:

On [insert date] in Chicago [name location], and on [insert date] in Bellevue [name location], we will be holding an important company-wide meeting that we encourage you to attend. The specific time and logistics will be shared later today. We will conduct a separate call for a specific group of individuals who are remote employees. Our company has recently launched the process of seeking to go public through an initial public offering of common stock (the IPO), which is being conducted as part of the conversion of our parent company, Members Mutual Holding Company, from mutual to stock form. As part of the IPO, our policyholders, members of our management, board of directors and eligible employees are being given the opportunity to purchase stock in Vericity, Inc., the company we formed to become our new parent company upon completion of the IPO. The purpose of this announcement is to notify you of our pending IPO, our plans for an Employee Bonus Program, or the Employee IPO Program, that we are implementing as part of the IPO, and finally to caution you to keep this information confidential until the IPO is completed.

Employees who meet the criteria specified below will be eligible to participate in an Employee IPO Program in connection with the IPO in recognition of their efforts on behalf of Members Mutual to position it to become a publicly-traded stock company, contingent on completion of the IPO.

To be eligible to participate in the Employee IPO Program, you must be employed by Fidelity Life Association or Efinancial on or before [insert date] and remain employed on the date that the bonus is distributed, which we expect to be in approximately [insert number] weeks from now.

A copy of the prospectus for the IPO has been provided to you with this letter. We encourage you to read the prospectus to learn more about the IPO and our company and the Employee Bonus Program, which is described on page [•] of the prospectus. Please read the entirety of the document, including the terms and conditions, description concerning the nature of the securities being offered and the “Risk Factors” section detailing the risks involved in the investment.

We highly encourage you to attend this meeting, as you will receive more detailed information regarding the Company’s plans, including the Employee IPO Program. In addition, we caution you not to discuss this matter or share any information about the IPO with persons outside of the company. You should refer any inquiries you receive from persons outside of the company to John Buchanan, our General Counsel, via email at John.Buchanan@FidelityLife.com or at 312-288-0073.

Thank you for your continued hard work, and we look forward to seeing each of you at the meeting.

Sincerely,

James E Hohmann

Chief Executive Officer

This letter is not an offer to sell or a solicitation of an offer to buy shares of common stock. The offer is made only by the prospectus. The shares of common stock being sold are not savings accounts or deposits, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Employee IPO Program Election Form

Dear Employee,

In connection with the conversion of Members Mutual Holding Company from mutual to stock form and the related initial public offering (IPO) of common stock of Vericity, Inc., the company has adopted an Employee Bonus Program, or the Employee IPO Program, for eligible employees who, in recognition of their efforts on behalf of the company to position it to become a publicly-traded stock company, will be given the opportunity to receive a bonus payable either in $1,000 cash or 100 shares of common stock of Vericity, Inc., in either case together with an additional $250 cash to help defray taxes payable with respect to the bonus. The Employee Bonus Program is discussed on page [insert page] of the initial public offering prospectus (a hardcopy of which was provided to you on [insert date]) and is contingent upon completion of the conversion.

As a reminder, to be eligible to participate in the Employee IPO Program you must be employed by Fidelity Life Association or Efinancial on or before [insert date] and remain employed on the date that the bonus is distributed, which we expect to be in approximately [insert number] weeks from now.

Shares of our common stock are being offered in our IPO first in a subscription offering to our policyholders and members of our management and board of directors and will not be generally available to the public for purchase. The Employee IPO Program provides an opportunity for all of our eligible employees to invest in 100 shares of stock in our company and to participate in its future as an owner of the company. It is the intention of the company to accept all orders of stock from eligible employees in the Employee IPO Program. However, in the event there are not enough shares remaining after the subscriptions from participants in the subscription offering, no shares of common stock will be issued under the Employee IPO Program and the bonus will be paid in cash, contingent upon completion of the conversion.

Please use the below boxes to indicate your election under the Employee IPO Program and print and sign your name immediately following your election. If you elect Vericity common stock, please note that you will still receive the $250 cash in the paycheck containing the bonus, which will help offset taxes owed on account of the $1,000 value of the stock you will receive. The Company will cause the amount of the $1,000 bonus to be invested in our company and, contingent upon the closing of the transaction, you will be issued 100 fully paid shares of Vericity common stock. Once the IPO is closed, you will be free to hold your shares or seek to sell them on the NASDAQ stock exchange.

Please select one (and only one) of the following options:

☐ Stock Election	☐ Cash Election

Name	Signature

All eligible employees must complete and return this Election Form to [insert name] no later than [insert time/date] in order to participate in the Employee IPO Program. No bonus will be paid to eligible employees who do not submit a completed form on or before [insert time/date].

Again, we thank you for your continued efforts and hard work on behalf of the Company, without which the conversion and initial public offering would not be possible.

Sincerely,

James E Hohmann

Chief Executive Officer